November 12, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Russell Mancuso and Mr. Brian Soares

Re:                             CombiMatrix Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed October 25, 2013
File No. 333-191211

Dear Mr. Mancuso and Mr. Soares:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 6, 2013 (the “SEC Comment Letter”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed by CombiMatrix Corporation (the “Company”).  At this time, the Company is responding solely to the Staff’s first comment in the SEC Comment Letter.

Form S-1

Comment No. 1:

1.                                      We will continue to evaluate your responses to prior comments 1, 3, 4 and 5 after you provide the missing information that you say in your response you will provide. In addition, please tell us the extent to which you intend to circulate the prospectus before you file the omitted information. Also provide us your analysis of how such circulation of the prospectus with such omitted information is consistent with Section 5 of the Securities Act and related rules; cite all authority on which you rely.

Response to Comment No. 1:

For the reasons set forth below, the Company believes that this offering has been conducted in a manner that is consistent with Section 5 of the Securities Act.

By way of background, there is always a concern on the part of small capitalization companies that need to raise a substantial amount of capital about avoiding a potential change in control, and a concern among investors in such offerings about avoiding beneficially owning more than 10% of the company’s outstanding common stock.  Companies faced with these concerns typically structure their offerings to include alternative securities (such as preferred

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

November 12, 2013

stock or warrants) that contain beneficial ownership blockers to ensure that the company will not experience a change in control and to further ensure that any investor who wants to invest a substantial amount of money, but doesn’t want to end up beneficially owning more than 9.99% of the company’s outstanding common stock at any given time, can do so.  The Company and Ladenburg Thalmann & Co. Inc. (“Ladenburg”), the underwriter in this offering, discussed these concerns and, based on Ladenburg’s past experience, decided to use the same unit structure Ladenburg had used in a past deal to address these concerns.  Under this unit structure, (i) investors will invest a dollar amount that will not cause their ownership to exceed 9.9% of the Company’s outstanding common stock by buying Class A Units, each consisting of one share of common stock and a Class A warrant and (ii) investors whose purchase of Class A Units would result in the investor beneficially owning more than 9.9% of the Company’s outstanding common stock will buy, in lieu of additional Class A Units that would result in ownership in excess of 9.9%, Class B Units, each consisting of one pre-funded warrant to purchase one share of common stock and a Class A warrant.  The Company is not giving investors an alternative choice of investing in either Class A Units or Class B Units; rather, all investors will purchase Class A Units representing ownership up to 9.9% and only those investors whose purchase of Class A Units would result in the investor beneficially owning more than 9.9% of the Company’s outstanding common stock will also receive Class B Units in addition to Class A Units.

The Company has been mindful to include sufficient disclosure about the amount or volume of securities being offered by disclosing that the offering is for $10 million worth of units and by providing pro forma capitalization and dilution disclosures based on that $10 million amount and also based on certain assumptions of a current market price.

The number of Class A Units and Class B Units to be issued depends entirely on the offering price of the units.  The offering price clearly will have a direct impact on whether and how many investors might end up exceeding 9.9% of the outstanding common stock, which in turn will have a direct impact on how many Class A Units and Class B Units would be issued.  Until the pricing of the units is known, the Company could not know how the total $10 million offering amount will be apportioned between Class A Units and Class B Units.  A lower price per unit would mean that larger investors would have to purchase fewer Class A Units and more Class B Units to avoid exceeding 9.9% and a higher price per unit would mean that larger investors could purchase more Class A Units and fewer Class B Units without exceeding 9.9%.  Likewise, warrant coverage is dependent on pricing and the total price an investor is willing to pay for a unit.

Under Securities Act Rule 430A, where information is dependent upon the offering price, it can be excluded from the prospectus.  Therefore, the Company respectfully submits that use of the prospectus forming a part of the Registration Statement as filed on October 25, 2013 complies with Section 5 of the Securities Act because, in the context of this offering, the information omitted from the prospectus constitutes information that is dependent upon the offering price.(1)  This approach is consistent with other transactions and practice.  The Company

(1)         Alternatively, under Securities Act Rule 409, any information that is unknown and not reasonably available to the registrant may be omitted.  The apportionment of Class A Units and Class B Units is unknown and not reasonably available to the Company and may be omitted because the number of investors who will want to invest an amount that will result in the investor beneficially owning more than 9.9% of the Company’s outstanding common stock is unknown and not reasonably available to the Company at this time.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

November 12, 2013

notes that in at least one other offering with the exact same structure, Superconductor Technologies (File No. 333-189006), the Staff granted effectiveness for an S-1 prospectus that omitted the same information.  Likewise, the Company notes that the Staff has granted effectiveness for a number of S-1 prospectuses covering offerings of units and/or other securities where the number of shares of common stock and/or the number of shares underlying warrants has been omitted: Idera Pharmaceuticals (File No. 333-187155), Venaxis (File No. 333-188498), PolyMedix (File No. 333-160833), Aastrom Biosciences (File No. 333-188186), Kythera Biopharmaceuticals (File No. 333-191450), Stemline Therapeutics (File No. 333-188378), Durata Therapeutics (File No. 333-187630), Tesaro (File No. 333-186753) and Cancer Genetics (File Nos. 333-191633 and 333-189117), to name a few.

On this basis, the Company and Ladenburg have conducted a traditional public offering roadshow and circulated the prospectus to prospective investors who attended the roadshow.  The roadshow consisted of management presentations regarding the Company and its business.  During the road show, Ladenburg engaged in customary communications with investors designed to understand investor interest in the offering, including the size and price of the offering, but there have been no negotiations with investors regarding the terms or pricing of the securities.  Neither the Company nor Ladenburg have solicited any feedback on the units or warrants nor responded to any investor requests for changes, nor made any offer of the units or warrants.  Accordingly, the Company and Ladenburg believe that the circulation of the prospectus with the omitted information has been consistent with Section 5 and with customary practice in connection with a public offering.(2)

*   *   *

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1400 or Scott Burell at the Company at (949) 753-0624 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

(2)         Even if the Staff disagrees with this analysis, the Company notes that it is eligible to conduct an unallocated shelf offering and, in fact, has an effective unallocated shelf registration statement on file with the Commission (see File No. 333-176372).  Therefore, even if the Staff believes the subject prospectus constitutes an unallocated offering, its use by the Company still complied with Section 5.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

November 12, 2013

Thank you very much for your assistance in this matter.

Very truly yours,

COMBIMATRIX CORPORATION

/s/SCOTT R. BURELL

Scott R. Burell
Chief Financial Officer

cc:                                Parker Schweich, Esq.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com